Exhibit 99.1

Acquity Group Limited Reports Results for Second Quarter 2012

— Second Quarter Revenues Increased by 43.5% to $35.5 Million —

— Operating Profit Increased by 10.7% to $4.2 Million —

— Adjusted EBITDA Increased by 53.3% to $7.4 Million —

Chicago. August 8, 2012 - Acquity Group Limited (“Acquity” or the “Company”) (NYSE MKT: AQ) today reported the following unaudited financial results for the second quarter ended June 30, 2012.

Financial highlights for the three month period ended June 30, 2012, compared to the three month period ended June 30, 2011

•                  Revenues increased by $10.7 million, or 43.5%, to $35.5 million, compared to $24.7 million for the three month period ended June 30, 2011.

•                  IFRS operating profit increased by $0.4 million, or 10.7%, to $4.2 million, or 11.8% of revenues, compared to $3.8 million, or 15.3% of revenues, for the three month period ended June 30, 2011.

•                  IFRS operating profit, excluding costs associated with our recent initial public offering and amortization of purchased intangible assets, increased by $2.4 million, or 52.7%, to $6.8 million, or 19.3% of revenues, compared to $4.5 million, or 18.1% of revenues, for the three month period ended June 30, 2011. Refer to the “Reconciliation of Non-IFRS Financial Measures to IFRS Profit” in the tables that follow for additional details for all non-IFRS financial measures.

•                  IFRS profit attributable to equity holders of the Company decreased by $1.1 million, or 48.4%, to $1.2 million, or $0.04 per American depositary share (“ADS”), compared to $2.2 million, or $0.12 per ADS for the three month period ended June 30, 2011.

•                  Non-IFRS adjusted profit attributable to equity holders of the Company increased by $0.9 million, or 29.8%, to $3.8 million, or $0.18 per ADS, compared to $2.9 million, or $0.16 per ADS for the three month period ended June 30, 2011.

•                  Non-IFRS Adjusted EBITDA increased by $2.6 million, or 53.3%, to $7.4 million for the three month period ended June 30, 2012, compared to $4.8 million for the three month period ended June 30, 2011.

•                  As of June 30, 2012, the Company had unrestricted cash and cash equivalents of $32.6 million.

Financial highlights for the six month period ended June 30, 2012, compared to the six month period ended June 30, 2011

•                  Revenues increased by $23.5 million, or 50.6%, to $70.0 million, compared to $46.4 million for the six month period ended June 30, 2011.

•                  IFRS operating profit increased by $5.2 million, or 84.5%, to $11.3 million, or 16.1% of revenues, compared to $6.1 million, or 13.2% of revenues, for the six month period ended June 30, 2011.

•                  IFRS operating profit, excluding costs associated with our recent initial public offering and amortization of purchased intangible assets, increased by $7.2 million, or 97.1%, to $14.7 million, or 21.0% of revenues, compared to $7.5 million, or 16.1% of revenues, for the six month period ended June 30, 2011.

•                  IFRS profit attributable to equity holders of the Company increased by $1.3 million, or 36.7%, to $5.0 million, or $0.24 per American depositary share (“ADS”), compared to $3.7 million, or $0.20 per ADS for the six month period ended June 30, 2011.

•                  Non-IFRS adjusted profit attributable to equity holders of the Company increased by $3.4 million, or 68.2%, to $8.4 million, or $0.42 per ADS, compared to $5.0 million, or $0.28 per ADS for the six month period ended June 30, 2011.

•                  Non-IFRS Adjusted EBITDA increased by $7.7 million, or 94.6%, to $15.8 million for the six month period ended June 30, 2012, compared to $8.1 million for the six month period ended June 30, 2011.

“Our ongoing business performance solidifies our position as a market leader of Brand eCommerce™ and Digital Marketing solutions” said Christopher Dalton, President and Chief Executive Officer of Acquity Group.  “While macro-economic conditions continue to challenge our global clients, we remain encouraged by their ongoing investments in the digital channels, which are critical to their business transformation and competitive position as digital organizations.”

Paul Weinewuth, Chief Financial Officer of Acquity Group, said, “We continue to experience strong utilization, driven by interest in our expertise in Brand eCommerce™ and Digital Marketing services. The substantial business growth during the past year has allowed us to gain additional market recognition and positions us as a leader in our category.”

Recent Business Highlights

On May 2, 2012, the Company completed the initial public offering (“IPO”) of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.” The net proceeds of our initial public offering are expected to be used for potential acquisitions, working capital and to maintain existing ownership interests in joint ventures.

On June 11, 2012, the Company announced it relocated to an expanded space in New York City’s Flatiron District to accommodate a significant rise in employee headcount serving the regional market.

Second Quarter 2012 Financial Results

Three Month Period Ended June 30, 2012 Compared to Three Month Period Ended June 30, 2011

Revenues increased by $10.7 million, or 43.5%, to $35.5 million for the three month period ended June 30, 2012, from $24.7 million for the three month period ended June 30, 2011. Revenues continue to grow due to strong demand seen in the market place for the Company’s expertise and focused approach to delivering customer value.

Cost of revenues increased by $5.1 million to $19.6 million for the three month period ended June 30, 2012, from $14.4 million for the three month period ended June 30, 2011, which was primarily driven by organic growth of our staff to accommodate the demand for our services. These costs decreased as a percentage of revenues to 55.2% for the three month period ended June 30, 2012, from 58.4% for the three month period ended June 30, 2011.

Selling and marketing expenses increased by $0.7 million to $2.3 million for the three month period ended June 30, 2012, from $1.7 million for the three month period ended June 30, 2011. These costs decreased as a percentage of revenues to 6.6% for the three month period ended June 30, 2012, from 6.8% for the three month period ended June 30, 2011. This improvement was the result of leveraging our experienced sales force and entering into engagements that fit our growth model.

Administrative expenses increased by $2.6 million to $7.3 million for the three month period ended June 30, 2012, from $4.7 million for the three month period ended June 30, 2011. These costs increased as a percentage of revenues to 20.8% for the three month period ended June 30, 2012, from 19.2% for the three month period ended June 30, 2011. The increase was primarily due to an increase in operations headcount in order to support the growth of the business and its operations.

In connection with the IPO completed on May 2, 2012, the Company recorded a $2.0 million charge for the three month period ended June 30, 2012, related to costs for underwriting and legal fees, among other costs. The Company recorded this charge in accordance with IFRS rules, which requires the Company to recognize a charge for a portion of costs attributable to the IPO.

Equity in losses of joint ventures was $0.4 million for the three month period ended June 30, 2012, compared to $0.1 million for the three month period ended June 30, 2011.

Income tax expense was $2.6 million and $1.5 million for the three month periods ended June 30, 2012 and June 30, 2011, respectively.  Our effective tax rate was 70.4% and 40.0% for the three month periods ended June 30, 2012 and June 30, 2011, respectively. The increase for the three month period ended June 30, 2012, compared to the three month period ended June 30, 2011 was primarily attributable to the impact of non-deductible IPO-related costs, losses in non-U.S. operations for which no tax benefit is available and an increase in state taxes.

Six Month Period Ended June 30, 2012 Compared to Six Month Period Ended June 30, 2011

Revenues increased by $23.5 million, or 50.6%, to $70.0 million for the six month period ended June 30, 2012, from $46.4 million for the six month period ended June 30, 2011. Revenues increased as a result of our continued focus on being one of the best providers in Brand eCommerce™ and Digital Marketing service capabilities and our ability to continue to secure new accounts that are committed to the digital channel.

Cost of revenues increased by $10.9 million to $38.0 million for the six month period ended June 30, 2012, from $27.1 million for the six month period ended June 30, 2011, which was primarily driven by organic growth of our staff to accommodate the demand for our services. These costs decreased as a percentage of revenues to 54.4% for the six month period ended June 30, 2012, from 58.3% for the six month period ended June 30, 2011.

Selling and marketing expenses increased by $0.9 million to $4.4 million for the six month period ended June 30, 2012, from $3.5 million for the six month period ended June 30, 2011. These costs decreased as a percentage of revenues to 6.3% for the six month period ended June 30, 2012, from 7.6% for the six month period ended June 30, 2011. This improvement was the result of leveraging our experienced sales force and entering into engagements that fit our growth model.

Administrative expenses increased by $4.4 million to $14.1 million for the six month period ended June 30, 2012, from $9.6 million for the six month period ended June 30, 2011. These costs decreased as a percentage of revenues to 20.1% for the six month period ended June 30, 2012, from 20.7% for the six month period ended June 30, 2011. The decrease was primarily due to our ability to leverage our fixed costs, which was offset by an increase in operations headcount in order to support the growth of the business and its operations.

In connection with the IPO completed on May 2, 2012, the Company recorded a $2.1 million charge for the six month period ended June 30, 2012, related to costs for underwriting and legal fees, among other costs. The Company recorded this charge in accordance with IFRS rules, which requires the Company to recognize a charge for a portion of costs attributable to the IPO.

Equity in losses of joint ventures was $0.9 million for the six month period ended June 30, 2012, compared to $0.1 million for the six month period ended June 30, 2011.

Income tax expense was $5.5 million and $2.4 million for the six month periods ended June 30, 2012 and June 30, 2011, respectively.  Our effective tax rate was 53.0% and 39.6% for the six month periods ended June 30, 2012 and June 30, 2011, respectively. The increase for the six month period ended June 30, 2012, compared to the six month period ended June 30, 2011 was primarily attributable to the impact of non-deductible IPO-related costs, losses in non-U.S. operations for which no tax benefit is available and an increase in state taxes.

Third Quarter 2012 Outlook

The Company currently expects the following financial results for the third quarter of 2012:

•                  For the third quarter ending September 30, 2012, revenues are expected to be in the range of $37 million to $40 million; and

•                  IFRS operating profit margin, excluding costs associated with our recent initial public offering and amortization of purchased intangible assets, is expected to range from 16% to 18%.

Webcast and Conference Call

A conference call and webcast have been scheduled for 8:30 a.m. EDT today to discuss these results. Details of the conference call are as follows:

Date:	Wednesday, August 8, 2012
Time:	8:30 a.m. EDT (please dial in by 8:15 a.m.)
Dial-In #:	(877)299-4454 U.S. & Canada
+1(617)597-5447 International
Confirmation code:	80244067

Alternatively, the conference call will be available via webcast at www.acquitygroup.com by clicking on the “Investors” tab.

Non-IFRS Financial Measures

Acquity provides non-IFRS financial measures to complement reported IFRS results. Management believes these measures help illustrate underlying trends in the Company’s business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company’s business and evaluating its performance. The Company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude interest, income tax provisions, depreciation and amortization, costs associated with its initial public offering, equity in losses of its joint ventures, acquisition costs and other related charges, among other costs. Consequently, Acquity’s non-IFRS financial measures should not be evaluated in isolation or as a substitute for IFRS measures, but, rather, should be considered together with its consolidated financial statements, which are prepared according to IFRS.

Special Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor”provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. In particular, the section entitled “Third Quarter 2012 Outlook” in this announcement consists of forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this announcement. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Registration Statement on Form F-1 and other documents filed with the U.S. Securities and Exchange

Commission. Unless otherwise specified, all information provided in this announcement and in the attachments is as of the date of this announcement, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About Acquity Group Limited

Acquity Group Limited is a leading Brand eCommerce™ and digital marketing company that leverages the Internet, mobile devices and social media to enhance its clients’ brands and e-commerce performance. It is the digital agency of record for a number of well-known global brands in multiple industries. Acquity Group Limited has served more than 500 companies and their global brands through eleven offices in North America and three offices in Asia. For more information about Acquity Group Limited, visit www.acquitygroup.com.

Acquity Group Limited

Consolidated Statements of Comprehensive Income - Unaudited

(Amounts in thousands, except per share data)

	Three Month Periods Ended				Six Month Periods Ended
	June 30, 2012		June 30, 2011		June 30, 2012		June 30, 2011

Revenues	$35,462	100.0%	$24,719	100.0%	$69,955	100.0%	$46,445	100.0%
Cost of revenues	19,571	55.2%	14,445	58.4%	38,029	54.4%	27,085	58.3%
Gross profit	15,891	44.8%	10,274	41.6%	31,926	45.6%	19,360	41.7%

Selling and marketing expenses	2,329	6.6%	1,678	6.8%	4,439	6.3%	3,518	7.6%
Administrative expenses	7,373	20.8%	4,747	19.2%	14,080	20.1%	9,634	20.7%
Costs associated with initial public offering	1,999	5.6%	64	0.3%	2,115	3.0%	88	0.2%
Operating profit	4,190	11.8%	3,785	15.3%	11,292	16.1%	6,120	13.2%

Finance costs	12	0.0%	(14)	(0.1)%	(3)	(0.0)%	(31)	(0.1)%
Equity in losses of joint ventures	(442)	(1.2)%	(89)	(0.4)%	(884)	(1.3)%	(89)	(0.2)%
Profit before tax	3,760	10.6%	3,682	14.9%	10,405	14.9%	6,000	12.9%

Income tax expense	2,646	7.5%	1,474	6.0%	5,510	7.9%	2,374	5.1%
Profit	1,114	3.1%	2,208	8.9%	4,895	7.0%	3,626	7.8%

Profit/(loss) attributable to:
Equity holders of the Company	$1,154	3.3%	$2,238	9.1%	$4,999	7.1%	$3,658	7.9%
Non-controlling interests	(40)	(0.1)%	(30)	(0.1)%	(104)	(0.1)%	(32)	(0.1)%
Profit	$1,114	3.1%	$2,208	8.9%	$4,895	7.0%	$3,626	7.8%

Other comprehensive income:
Profit	1,114	3.1%	2,208	8.9%	4,895	7.0%	3,626	7.8%
Currency translation differences	(69)	(0.2)%	31	0.1%	(67)	(0.1)%	38	0.1%
Comprehensive profit	$1,045	2.9%	$2,239	9.1%	$4,828	6.9%	$3,664	7.9%

Total comprehensive profit/(loss) attributable to:
Equity holders of the Company	$1,085	3.1%	$2,241	9.1%	$4,932	7.1%	$3,666	7.9%
Non-controlling interests	(40)	(0.1)%	(2)	(0.0)%	(104)	(0.1)%	(2)	(0.0)%
Comprehensive profit	$1,045	2.9%	$2,239	9.1%	$4,828	6.9%	$3,664	7.9%

Profit per share attributable to equity holders of the Company:
American depositary shares (1)	$0.04		$0.12		$0.24		$0.20
Ordinary shares	$0.02		$0.06		$0.12		$0.10

Shares used in computing profit per share:
American depositary shares (1)	22,151.3		18,738.6		20,445.0		18,738.6
Ordinary shares	44,302.7		37,477.3		40,890.0		37,477.3

(1)       On May 2, 2012, the Company completed the initial public offering of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.” Pursuant to our registration statement filed with the Securities and Exchange Commission, each American depositary share presented in the consolidated statement of comprehensive income represents two ordinary shares outstanding.

Acquity Group Limited

Consolidated Statements of Financial Position - Unaudited

(Amounts in thousands)

	June 30, 2012	December 31, 2011
Assets
Non-current assets
Property and equipment, net	$4,285	$3,648
Intangible assets	25,138	26,428
Other non-current assets (1)	4,832	74
Investment in joint ventures	2,933	3,887
Deferred tax assets	4,891	4,521
	42,079	38,558
Current assets
Trade receivables	22,244	19,906
Unbilled receivables	12,108	8,056
Due from customers under fixed-price contracts	402	456
Prepayments and other receivables	1,638	3,096
Restricted cash	—	2,600
Cash and cash equivalents	32,638	6,875
	69,030	40,989
Total assets	$111,109	$79,547

Equity and liabilities
Equity
Issued capital	$5	$4
Capital reserve	96,577	71,030
Other comprehensive income	1	68
Retained losses	(2,414)	(7,413)
Equity attributable to equity holders of parent	94,169	63,689
Non-controlling interests	641	745
Total equity	94,810	64,434

Non-current liabilities
Other non-current liabilities	6,015	5,379
	6,015	5,379
Current liabilities
Trade payables	665	1,499
Other payables and accruals	8,699	8,159
Due to customers under fixed-price contracts	72	41
Accrued income taxes	848	35
	10,284	9,734
Total liabilities	16,299	15,113
Total equity and liabilities	$111,109	$79,547

(1)       As of June 30, 2012, other non-current assets primarily consist of deposits for joint venture related to an additional investment in our Huaren Kudong Commercial Trading Co., Ltd. joint venture. We are awaiting approval from the Chinese government, at which time the funds will be reclassified to “Investment in joint ventures” on the consolidated statement of financial condition.

Acquity Group Limited

Consolidated Statements of Changes in Equity - Unaudited

(Amounts in thousands)

	Issued captial	Capital reserve	Other comprehensive income	Retained losses	Equity attributable to equity holders of parent	Non-controlling interests	Total equity
As of 31 December 2011	4	71,030	68	(7,413)	63,689	745	64,434
Profit (loss) for the year				3,845	3,845	(64)	3,781
Other comprehensive income			2		2		2
Total comprehensive income (loss) for the year	—	—	2	3,845	3,847	(64)	3,783
As of 31 March 2012	$4	$71,030	$70	$(3,568)	$67,536	$681	$68,217
Profit (loss) for the year				1,154	1,154	(40)	1,114
Other comprehensive income			(69)		(69)		(69)
Issuance of American depositary shares, net of offering costs (1)	1	25,547			25,548		25,548
Total comprehensive income (loss) for the year	1	25,547	(69)	1,154	26,633	(40)	26,593
As of 30 June 2012	$5	$96,577	$1	$(2,414)	$94,169	$641	$94,810

(1)

During the three month period ended June 30, 2012, the Company recorded additional issued capital and capital reserve related to the issuance of the Company’s IPO of American depositary shares, which began trading on NYSE MKT on April 27, 2012, and was offset by costs associated with the IPO in accordance with IFRS rules.

Acquity Group Limited

Consolidated Statements of Cash Flows - Unaudited

(Amounts in thousands)

	Six Month Periods Ended
	June 30, 2012	June 30, 2011

Operating activities:
Profit before tax	$10,405	$6,000
Adjustments to reconcile profit before tax to net cash flows from operating actitivities:
Non-cash:
Depreciation of property and equipment	1,004	633
Amortization of intangible assets & straight-line rent	1,361	1,250
Impairment loss of trade receivables	119	—
Finance costs	3	31
Equity in losses of joint ventures	884	89
Working capital adjustments:
Trade receivables and unbilled receivables	(6,510)	(4,409)
Due from customers under fixed-price contracts	54	385
Prepayment and other receivables	(500)	(228)
Trade payables	(834)	413
Other payables and accruals	437	(12)
Due to customers under fixed-price contracts	31	90
Other non-current assets	4	—
Other non-current liabilities	—	120
Income tax paid	(3,190)	(2,030)
Net cash flows generated from operating activities	3,268	2,332

Investing activities:
Purchase of property and equipment	(1,640)	(604)
Decrease/(increase) in restricted cash	2,600	(1,990)
Investment in joint venture	—	(2,832)
Increase in deposits for joint venture (1)	(4,762)	—
Loan receivable from officers of Acquity Group LLC	—	(4,193)
Net cash flows used in investing activities	(3,802)	(9,619)

Financing activities:
Proceeds from issuance of American depositary shares	28,667	—
Payment of costs associated with initial public offering	(2,370)	(26)
Net cash flows generated from/(used in) financing activities	26,297	(26)

Net increase/(decrease) in cash and cash equivalents	25,763	(7,313)

Cash and cash equivalents at the beginning of the period	6,875	12,428
Cash and cash equivalents at the end of the period	$32,638	$5,115

(1)

For the six month period ended June 30, 2012, the increase in deposits for joint venture relates to an additional investment in our Huaren Kudong Commercial Trading Co., Ltd. joint venture. We are awaiting approval from the Chinese government, at which time the funds will be reclassified to “Investment in joint ventures” on the consolidated statement of financial position.

Acquity Group Limited

Reconciliation of Non-IFRS Financial Measures to IFRS Profit - Unaudited (1)

(Amounts in thousands, except per share data)

	Three Month Periods Ended		Six Month Periods Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

IFRS profit attributable to equity holders, as reported	$1,154	$2,238	$4,999	$3,658
Interest expense, net of interest income	(12)	14	3	31
Income tax expense	2,646	1,474	5,510	2,374
Depreciation & amortization:
Property and equipment	523	320	1,004	633
Intangible assets	645	625	1,290	1,250
Costs associated with initial public offering (2)	1,999	64	2,115	88
Equity in losses of joint ventures	442	89	884	89
Non-IFRS adjusted EBITDA	$7,397	$4,824	$15,805	$8,123

	Three Month Periods Ended		Six Month Periods Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

IFRS operating profit	$4,190	$3,785	$11,292	$6,120
Costs associated with initial public offering, net (2)	1,999	64	2,115	88
Amortization of intangible assets related to acquisition	645	625	1,290	1,250
Non-IFRS operating profit	$6,834	$4,474	$14,697	$7,458

	Three Month Periods Ended		Six Month Periods Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

IFRS profit attributable to equity holders, as reported	$1,154	$2,238	$4,999	$3,658
Costs associated with initial public offering, net (2)	1,999	64	2,115	88
Amortization of intangible assets related to acquisition	645	625	1,290	1,250
Non-IFRS adjusted profit	$3,798	$2,927	$8,404	$4,996

Adjusted profit per share attributable to equity holders of the Company:
American depositary shares (3)	$0.18	$0.16	$0.42	$0.28
Ordinary shares	$0.09	$0.08	$0.21	$0.14

Shares used in computing profit per share:
American depositary shares (3)	22,151.3	18,738.6	20,445.0	18,738.6
Ordinary shares	44,302.7	37,477.3	40,890.0	37,477.3

(1)                        The Company includes these adjusted calculations for the three and six month periods ended June 30, 2012 and June 30, 2011 because management believes they are useful to investors in that they provide for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

Accordingly, the Company believes that the presentation of this analysis, when used in conjunction with IFRS financial measures, is a useful financial analysis tool that can assist investors in assessing the Company’s operating performance and underlying prospects. This analysis should not be considered in isolation or as a substitute for profit/(loss) prepared in accordance with IFRS. This analysis, as well as the other information in this press release, should be read in conjunction with the Company’s financial statements and related footnotes contained in the documents that the Company files with the U.S. Securities and Exchange Commission.

(2)                        The three and six month periods ended June 30, 2012 and June 30, 2011 include costs associated with the Company’s IPO of American depositary shares, which began trading on NYSE MKT on April 27, 2012. The Company recorded this charge in accordance with IFRS rules, which allow the Company to (1) fully capitalize costs directly attributable to the IPO and (2) capitalize a portion of costs indirectly attributable to the IPO, based on the size of the offering.

(3)                        On May 2, 2012, the Company completed the initial public offering of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.” Pursuant to our registration statement filed with the Securities and Exchange Commission, each American depositary share presented in the Reconciliation of Non-IFRS Financial Measures to IFRS Profit represents two ordinary shares outstanding.

Investor Relations Contact:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: (646)460-9989

E-mail: aq@ogilvy.com